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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Motor Cargo Industries, Inc.
                            (Name of Subject Company)

                          Motor Cargo Industries, Inc.
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                              CUSIP NO. 619907 10 8
                      (CUSIP Number of Class of Securities)

                               -------------------

                            Marvin L. Friedland, Esq.
                       Vice President and General Counsel
                          Motor Cargo Industries, Inc.
                             845 West Center Street
                            North Salt Lake, UT 84054
                                 (801) 936-1111
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                 With a copy to:
                              Reed W. Topham, Esq.
                                 Stoel Rives LLP
                        201 South Main Street, Suite 1100
                            Salt Lake City, UT 84111
                                 (801) 328-3131

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 31, 2001 (the "Schedule 14D-9") by Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), relating to the offer by Union Pacific Corporation, a Utah corporation ("Union Pacific"), to exchange all outstanding shares of Motor Cargo common stock for (i) 0.26 of a share of Union Pacific common stock (ii) $12.10 in cash or (iii) a combination of both, upon the terms and subject to the conditions set forth in the Preliminary Prospectus, dated October 31, 2001, and the related Letter of Election and Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO, dated October 31, 2001, filed by Union Pacific with the Securities and Exchange Commission.

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading "United States Antitrust Compliance":

     "On November 13, 2001, Motor Cargo issued a press release announcing that the Department of Justice and the Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer. A copy of the press release is filed as Exhibit (a)(6) hereto and incorporated herein by reference."

Item 9.  Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

     "(a)(6) Press Release issued by Motor Cargo on November 13, 2001."




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MOTOR CARGO INDUSTRIES, INC.



                                    By: /s/ Lynn H. Wheeler
                                        -------------------
                                        Lynn H. Wheeler
                                        Vice President of Finance and
                                        Chief Financial Officer

Dated:  November 13, 2001




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                                INDEX TO EXHIBITS

Exhibit No.    Description
-----------    -----------

(a)(1) Preliminary Prospectus dated October 31, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Union Pacific filed on October 31, 2001).

(a)(2) Letter of Election and Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Union Pacific filed on October 31, 2001).

(a)(3) Letter to holders of Motor Cargo common stock, dated October 31, 2001.**

(a)(4) Joint Press Release issued by Union Pacific and Motor Cargo on October 15, 2001 (incorporated by reference to Exhibit 99.1 to Motor Cargo's Current Report on Form 8-K filed on October 16,
               2001).

(a)(5)         Opinion of Morgan Keegan & Company, Inc., dated October 15,
               2001.**

(a)(6)         Press Release issued by Motor Cargo on November 13, 2001.*

(e)(1) Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo, Union Pacific and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

(e)(2) Shareholder Agreement, dated October 15, 2001, between Union Pacific and Harold R. Tate (incorporated by reference to Exhibit
               99.2 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

(e)(3) Shareholder Agreement, dated October 15, 2001, between Union Pacific and Marvin L. Friedland (incorporated by reference to
               Exhibit 99.3 to Union Pacific's Current Report on Form 8-K filed on October 16, 2001).

(e)(4) Confidentiality Agreement, dated March 7, 2001, between Overnite Transportation Company and Morgan Keegan & Company, Inc., as agent for Motor Cargo.**

(e)(5)         Information Statement of Motor Cargo, dated October 31, 2001.**

------------------
*  Filed herewith.
** Filed previously.

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